SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------

                                SCHEDULE 13G
                               (RULE 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO 13d-2(b)
                             (AMENDMENT NO. 1)


                            GLOBAL CROSSING LTD.
       -------------------------------------------------------------
                              (NAME OF ISSUER)


                                COMMON STOCK
       -------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                G3291A-10 0
       -------------------------------------------------------------
                               (CUSIP NUMBER)


                             DECEMBER 31, 1999
       -------------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_| Rule 13d-1(b)

      |_|  Rule 13d-1(c)

      |X| Rule 13d-1(d)




CUSIP NO.   G3291A-10 0               SCHEDULE 13G
----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Gary Winnick
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
      Group membership is acknowledged for purposes of              (b) |X|
      making a group filing pursuant to Rule 13d-1(k)(1) only
----------------------------------------------------------------------------
3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
----------------------------------------------------------------------------
                                  5      SOLE VOTING POWER
    NUMBER OF                            96,601,831
     SHARES                       ------------------------------------------
  BENEFICIALLY                    6      SHARED VOTING POWER
    OWNED BY                             465,344
      EACH                        ------------------------------------------
    REPORTING                     7      SOLE DISPOSITIVE POWER
     PERSON                              96,601,831
      WITH                        ------------------------------------------
                                  8      SHARED DISPOSITIVE POWER
                                         465,344
----------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,067,175 (includes warrants and options that had vested at December 31, 1999)
----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                 |_|
----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      12.4%
----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN
----------------------------------------------------------------------------





CUSIP NO.   G3291A-10 0               SCHEDULE 13G
----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Pacific Capital Group, Inc.
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
      Group membership is acknowledged for purposes of              (b) |X|
      making a group filing pursuant to Rule 13d-1(k)(1) only
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      California
----------------------------------------------------------------------------
                                  5      SOLE VOTING POWER
    NUMBER OF                            95,401,831
     SHARES                       ------------------------------------------
  BENEFICIALLY                    6      SHARED VOTING POWER
    OWNED BY                             25,133
      EACH                        ------------------------------------------
    REPORTING                     7      SOLE DISPOSITIVE POWER
     PERSON                              95,401,831
      WITH                        ------------------------------------------
                                  8      SHARED DISPOSITIVE POWER
                                         25,133
----------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,426,964 (includes warrants and options that had vested at December 31, 1999)
----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                 |_|
----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      12.2%
----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      CO
----------------------------------------------------------------------------





CUSIP NO.   G3291A-10 0               SCHEDULE 13G
----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      GKW Unified Holdings, LLC
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
      Group membership is acknowledged for purposes of               (b) |X|
      making a group filing pursuant to Rule 13d-1(k)(1) only
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
----------------------------------------------------------------------------
                                  5      SOLE VOTING POWER
    NUMBER OF                            73,623,554
     SHARES                       ------------------------------------------
  BENEFICIALLY                    6      SHARED VOTING POWER
    OWNED BY                             -0-
      EACH                        ------------------------------------------
    REPORTING                     7      SOLE DISPOSITIVE POWER
     PERSON                              73,623,554
      WITH                        ------------------------------------------
                                  8      SHARED DISPOSITIVE POWER
                                         -0-
----------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,623,554 (includes warrants and options that had vested at December 31, 1999)
----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                 |_|
----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      9.5%
----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      OO
----------------------------------------------------------------------------




                                SCHEDULE 13G

            This Amendment No. 1 (the "Amendment") amends and restates the Statement on Schedule 13G, dated February 12, 1999 (the "Schedule 13G"), relating to shares of the common stock, $.01 par value per share (the "Common Stock"), of Global Crossing Ltd. (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Schedule 13G Statement on behalf of Gary Winnick, Pacific Capital Group, Inc., a California corporation ("PCG"), and GKW Unified Holdings, LLC, a Delaware limited liability company ("GKW"). The foregoing Gary Winnick, PCG and GKW are sometimes hereinafter referred to as the "Reporting Persons."

            Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13G.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

            Item 2(b) is hereby amended and supplemented as follows:

The address of principal business or office of each of the Reporting
Persons is:

            Pacific Capital Group, Inc.
            360 N. Crescent Drive
            Beverly Hills, California 90210

ITEM 4.  OWNERSHIP.

            Item 4 is hereby amended and supplemented as follows:

(a) Gary Winnick beneficially owns 97,067,175 shares of Common Stock as follows: 71,107,766 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW (GKW was formed for the benefit of Gary Winnick and members of his family and is managed by PCG); 15,728,273 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG (Gary Winnick owns 100% of the issued and outstanding voting stock of PCG and is Chairman and Chief Executive Officer); 440,211 shares of Common Stock held by the Gary & Karen Winnick Foundation (Gary Winnick is the Co- Chairman and has shared voting and shared dispositive power over such shares of Common Stock); 1,200,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 1999; and 25,133 shares of Common Stock held by Casey Pacific Holdings LLC (PCG is the managing member of Casey Pacific Holdings LLC and has shared voting and dispositive power over such shares of Common Stock).

    PCG beneficially owns 95,426,964 shares of Common Stock as follows:
    71,107,766 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW (PCG is the managing member of GKW); 15,728,273 shares of Common Stock held directly by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held directly by PCG; and 25,133 shares of Common Stock held by Casey Pacific Holdings LLC.

    GKW beneficially owns 73,623,554 shares of Common Stock as follows:
    71,107,766 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW.

(b) The 97,067,175 shares of Common Stock (including all warrants and options that had vested at December 31, 1999) beneficially owned by Gary Winnick represent 12.4% of the outstanding shares of the Common Stock. The 95,426,964 shares of Common Stock (including all warrants and options that had vested at December 31, 1999) beneficially owned by PCG represent 12.2% of the outstanding shares of the Common Stock. The 73,623,554 shares of Common Stock (including all warrants and options that had vested at December 31, 1999) beneficially owned by GKW represent 9.5% of the outstanding shares of the Common Stock.

    Percentage ownership of the Common Stock is based on the number of outstanding shares of Common Stock (excluding treasury shares) as reported in the Company's Form 10-Q for the quarter ended September 30, 1999.

(c) Gary Winnick has (i) sole voting power with respect to 71,107,766 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; 15,728,273 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and 1,200,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 1999; (ii) shared voting power with respect to 440,211 shares of Common Stock held by the Gary & Karen Winnick Foundation; and 25,133 shares of Common Stock held by Casey Pacific Holdings LLC; (iii) sole dispositive power with respect to 71,107,766 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; 15,728,273 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and 1,200,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 1999; and (iv) shared dispositive power with respect to 440,211 shares of Common Stock held by the Gary & Karen Winnick Foundation; and 25,133 shares of Common Stock held by Casey Pacific Holdings LLC.

    PCG has (i) sole voting power with respect to 71,107,766 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; and 15,728,273 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; (ii) shared voting power with respect to 25,133 shares of Common Stock held by Casey Pacific Holdings LLC;
    (iii) sole dispositive power with respect to 71,107,766 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; and 15,728,273 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and (iv) shared dispositive power with respect to 25,133 shares of Common Stock held by Casey Pacific Holdings LLC.

    GKW has (i) sole voting power with respect to 71,107,766 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; (ii) no shared voting power with respect to any shares of Common Stock; (iii) sole dispositive power with respect to 71,107,766 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; and (iv) no shared dispositive power with respect to any shares of Common Stock.




                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 2000



                                    By: /s/ Gary Winnick
                                       ------------------------------------
                                       Gary Winnick





                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 2000                   PACIFIC CAPITAL GROUP, INC.



                                    By: /s/ Gary Winnick
                                       ------------------------------------
                                       Gary Winnick
                                       Chairman and Chief Executive Officer





                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 2000                   GKW UNIFIED HOLDINGS, LLC

                                    By:  Pacific Capital Group, Inc.,
                                         Its Managing Member


                                    By:  /s/ Gary Winnick
                                       -------------------------------------
                                       Gary Winnick
                                       Chairman and Chief Executive Officer





                               EXHIBIT INDEX


      Exhibit
      Number                       Title                       Page
      ------                       -----                       ----
         1          Joint Filing Agreement among the            12
                    Reporting Persons pursuant to Rule
                    13d-1(k)(1).





                                                               EXHIBIT 1

                         JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G, dated February 12, 1999 (the "Schedule 13G"), with respect to the common stock, par value $.01 per shares, of Global Crossing Ltd., is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitutes one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 12th day of February, 1999.


                                     /s/ Gary Winnick
                                     --------------------------------------
                                     GARY WINNICK


                                     PACIFIC CAPITAL GROUP, INC.


                                     /s/ Gary Winnick
                                     --------------------------------------
                                     Gary Winnick
                                     Chairman and Chief Executive Officer


                                     GKW UNIFIED HOLDINGS, LLC

                                     By: Pacific Capital Group, Inc.,
                                         Its Managing Member


                                     By: /s/ Gary Winnick
                                     --------------------------------------
                                     Gary Winnick
                                     Chairman and Chief Executive Officer